Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

Legacy Reserves LP Signs Memorandum of Understanding Regarding Settlement of Delaware Merger Litigation

MIDLAND, Texas, June 25, 2018 (PR Newswire) — Legacy Reserves LP (“Legacy”) (NASDAQ: LGCY) today announced that it has entered into a memorandum of understanding to settle the previously disclosed putative class action lawsuits in the Delaware Chancery Court captioned Doppelt v. Legacy Reserves LP, and Legacy Reserves GP, LLC, and Legacy Reserves Inc., Case No. 2018-0225 and Chammah Ventures, LLC v. Legacy Reserves LP, et al., C.A. No. 2018-0242-VCL, consolidated as In re Legacy Reserves LP Preferred Unitholder Litig., C.A. No. 2018-0225-VCL (the “Consolidated Class Action”). The settlement envisioned by the memorandum of understanding will also effectively resolve all claims in other previously disclosed lawsuits filed by purported holders of Legacy’s preferred units (together with the Consolidated Class Action, the “Actions”).

Legacy entered into the memorandum of understanding solely to avoid the costs, disruption, delay and distraction of further litigation, and without admitting the validity of any allegations made in the complaints in the Actions. Pursuant to the memorandum of understanding, Legacy, Legacy Reserves GP, LLC and Legacy Reserves Inc. (“New Legacy”) have agreed to amend the terms of the Transaction (as defined below) to provide that each outstanding 8% Series A Preferred Unit shall be converted into the right to receive 2.92033118 shares of common stock of New Legacy and each outstanding 8% Series B Preferred Unit shall be converted into the right to receive 2.90650421 shares of common stock of New Legacy (approximately 27.6 million total shares). The memorandum of understanding also provides, among other things, that the parties will negotiate in good faith to enter into a stipulation of settlement with respect to the Actions and that, upon the execution of a stipulation of settlement, the holders of preferred units will not seek additional relief or damages based on and release all claims related to the Transaction (as defined below). The stipulation of settlement, once executed by the parties thereto, will be subject to customary conditions, including final court approval of definitive settlement documentation.

About Legacy Reserves LP

Legacy Reserves LP is a master limited partnership headquartered in Midland, Texas, focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States. Additional information is available at www.LegacyLP.com.

Additional Information and Where to Find It

This press release relates to the proposed corporate reorganization between Legacy and New Legacy (the “Transaction”). The Transaction will be submitted to Legacy’s unitholders for their consideration and approval. In connection with the Transaction, New Legacy has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of Legacy and a preliminary prospectus of New Legacy (the “proxy statement/prospectus”). In connection with the Transaction, Legacy plans to mail the definitive proxy statement/prospectus to its unitholders.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEGACY AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about Legacy and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by Legacy and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from Legacy’s investor relations website at https://www.legacylp.com/investor-relations.

Legacy and its general partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Legacy’s unitholders in respect of the Transaction described in the proxy statement/prospectus. Information regarding the directors and executive officers of Legacy’s general partner is contained in Legacy’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 6, 2018.

A more complete description is available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the Transaction to Legacy and its unitholders, the anticipated entrance into a stipulation of settlement with respect to the Actions, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Legacy expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of Legacy, which could cause results to differ materially from those expected by management of Legacy. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in Legacy’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Legacy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:	Legacy Reserves LP
Dan Westcott
President and Chief Financial Officer
432-689-5200